Exhibit 23.1
CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in Registration Statement No. 333-182419, on Form S-8 of Alexander & Baldwin, Inc. of our report dated March 10, 2014, relating to the combined statements of revenues and certain expenses for the Castle Family, LLC, Castle 1974, LLC, Castle Residuary LLC, Castle Kaopa LLC, and Harold K.L. Castle Foundation (the “Kailua Portfolio”) for the year ended December 31, 2012 (which report on the combined statements of revenues and certain expenses expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statements) appearing in this Current Report on Form 8-K/A of Alexander & Baldwin, Inc.
/s/ Deloitte & Touche LLP
Honolulu, Hawaii
March 10, 2014